                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D


    INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)
             AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)
                               (AMENDMENT NO. 5)

                                  CHIPPAC, INC.
--------------------------------------------------------------------------------
                                (Name of Company)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   169657-10-3
                    ----------------------------------------
                                 (CUSIP Number)

                                 Serena D. Moe
                                 Citigroup Inc.
                                425 Park Avenue
                            New York, New York 10043
                                 (212) 559-1000
--------------------------------------------------------------------------------
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                               August 4, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.

----------
         (1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

                                                              PAGE 2 OF 21 PAGES

                                  SCHEDULE 13D

CUSIP No. 169657-10-3
---------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CITICORP MEZZANINE III, L.P.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  / /

                                                                 (b)  / /

--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                      / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0 SHARES
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   0 SHARES
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0 SHARES
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   0 SHARES
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 SHARES
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              PAGE 3 OF 21 PAGES

                                  SCHEDULE 13D

CUSIP No. 169657-10-3
---------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CITICORP CAPITAL INVESTORS, LIMITED
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  / /

                                                                 (b)  / /
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                      / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0 SHARES
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   0 SHARES
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0 SHARES
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   0 SHARES
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0  SHARES
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              PAGE 4 OF 21 PAGES

                                  SCHEDULE 13D

CUSIP No. 169657-10-3
---------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CITICORP VENTURE CAPITAL LTD.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  / /

                                                                 (b)  / /
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                      / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NEW YORK
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0 SHARES
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   0 SHARES
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0 SHARES
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   0 SHARES
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 SHARES
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              PAGE 5 OF 21 PAGES

                                  SCHEDULE 13D

CUSIP No. 169657-10-3
---------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CITIBANK, N.A.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  / /

                                                                 (b)  / /
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                      / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     NATIONAL BANKING ASSOCIATION
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0 SHARES
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   0 SHARES
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0 SHARES
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   0 SHARES
                              --------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 SHARES
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     BK
--------------------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              PAGE 6 OF 21 PAGES

                                  SCHEDULE 13D

CUSIP No. 169657-10-3
---------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CITICORP
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  / /

                                                                 (b)  / /
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                      / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0 SHARES
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   0 SHARES
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0 SHARES
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   0 SHARES
                              --------------------------------------------------
11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 SHARES
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              PAGE 7 OF 21 PAGES

                                  SCHEDULE 13D

CUSIP No. 169657-10-3
---------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CITIGROUP HOLDINGS COMPANY
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  / /

                                                                 (b)  / /
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                      / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0 SHARES
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   0 SHARES
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0 SHARES
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   0 SHARES
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 SHARES
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      /X/

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                              PAGE 8 OF 21 PAGES

                                  SCHEDULE 13D

CUSIP No. 169657-10-3
---------------------

1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     CITIGROUP INC.
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*



--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

     OO
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or (e)                                                      / /

--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

     DELAWARE
--------------------------------------------------------------------------------
                              7    SOLE VOTING POWER
     NUMBER OF
                                   0 SHARES
      SHARES                  --------------------------------------------------
                              8    SHARED VOTING POWER
   BENEFICIALLY
                                   0 SHARES
     OWNED BY                 --------------------------------------------------
                              9    SOLE DISPOSITIVE POWER
       EACH
                                   0 SHARES
    REPORTING                 --------------------------------------------------
                              10   SHARED DISPOSITIVE POWER
   PERSON WITH
                                   0 SHARES
                              --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0 SHARES
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      / /

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     0.0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     HC
--------------------------------------------------------------------------------

*    SEE INSTRUCTIONS BEFORE FILLING OUT!

                                                             PAGE 9 OF 21 PAGES

                  This Amendment No. 5 to the Statement on Schedule 13D amends the Schedule 13D filed on June 27, 2001, Amendment No. 1 thereto filed on August 22, 2002, Amendment No. 2 thereto filed on November 14, 2003, Amendment No. 3 thereto filed on December 18, 2003, and Amendment No. 4 thereto filed on Feburary 20, 2004 (as so amended, the "SCHEDULE 13D"), with respect to the Class A Common Stock, par value $0.01 per share (the "CLASS A COMMON STOCK"), of ChipPAC, Inc., a Delaware corporation ("CHIPPAC" or the "COMPANY").

                  Except as otherwise described herein, the information contained in the Schedule 13D, as previously amended, remains in effect, and all capitalized terms used but not defined herein shall have the meanings previously ascribed to them in the Schedule 13D.

ITEM 2.           IDENTITY AND BACKGROUND.

                  Item 2 is hereby amended and supplemented as follows:

                  (a) This Schedule 13D is being filed by (i) Citicorp Mezzanine III, L.P., a Delaware limited partnership ("CMIII"), by virtue of its beneficial ownership of the Company's 8% Convertible Subordinated
Notes Due 2011, which were formerly convertible into Class A Common Stock,
(ii) Citicorp Capital Investors, Limited, a Delaware corporation ("CCI"), as general partner of CMIII, (iii) Citicorp Venture Capital Ltd., a New York corporation ("CVC"), by virtue of its prior beneficial ownership of Class A Common Stock, (iv) Citibank, N.A., a national banking association ("CITIBANK"), by virtue of its ownership of all of the outstanding common stock of CVC, (v) Citicorp, a Delaware corporation ("CITICORP"), by virtue of its ownership of all of the outstanding common stock of CCI and Citibank, (vi) Citigroup Holdings Company, a Delaware corporation ("CITIGROUP HOLDINGS"), by virtue of its ownership of all of the outstanding common stock of Citicorp, and (vii) Citigroup Inc., a Delaware corporation ("CITIGROUP"), by virtue of its ownership of all the outstanding common stock of Citigroup Holdings (collectively, the "REPORTING PERSONS," and each a "REPORTING PERSON").

                  Attached as SCHEDULE A is information concerning each executive officer and director of CCI and, by virtue of CCI's position as general partner of CMIII, of CMIII. Attached as SCHEDULE B is information concerning each executive officer and director of CVC. Attached as SCHEDULE C is information concerning each executive officer and director of Citigroup. Schedules A through C each are incorporated into and made a part of this
Schedule 13D.

                                                             PAGE 10 OF 21 PAGES


ITEM 4.           PURPOSE OF TRANSACTION

                  Item 4 is hereby amended and supplemented as follows:

                  (a) - (b)      Pursuant to the Agreement and Plan of Merger
and Reorganization, dated as of February 10, 2004 (the "Merger Agreement") by and among ST Assembly Test Services Ltd., a Singapore public company limited by shares ("Parent"), Camelot Merger, Inc., a Delaware corporation and wholly owned subsidiary of Parent ("Merger Sub"), and the Company, on August 4, 2004 Merger Sub merged with and into the Company, which became a wholly owned subsidiary of Parent (the "Merger"). As a result of the Merger, each issued and outstanding share of Class A Common Stock was cancelled and was converted automatically into the right to receive 0.87 American Depositary Shares ("ADSs") of Parent. Each ADS represents the right to receive ten Ordinary Shares of Parent.

                  In connection with the Voting Agreement dated as of February 10, 2004 (the "Voting Agreement") by and among Parent and the stockholders of the Company identified on the signature pages thereto, CVC and an affiliate of CVC voted their shares of Class A Common Stock in favor of the Merger.

                  (c)      Not applicable

                  (d) Upon consummation of the Merger, the directors of Merger Sub became the directors of the Company. By operation of the Merger, the two directors of the Company affiliated with CVC are no longer directors of the Company.

                  (e)     Not applicable

                  (f) Upon consummation of the Merger, Merger Sub was merged with and into the Company, and the Company became a wholly owned subsidiary of Parent.

                  (g) Upon consummation of the Merger, the Certificate of Incorporation and Bylaws of Merger Sub, as in effect immediately prior to the Merger, became the Certificate of Incorporation and Bylaws of the surviving corporation, both until thereafter amended, provided, however, that, at the effective time of the Merger, Article I of the Certificate of Incorporation of the surviving corporation was amended to read as follows:
"The name of the corporation is STATS ChipPAC, Inc.".

                  (h) Upon consummation of the Merger, the Class A Common Stock ceased to be quoted on any quotation system or exchange.

                  (i) Upon consummation of the Merger, the Class A Common Stock became eligible for termination of registration pursuant to
Section 12 (g)(4) of the Exchange Act.

                  (j) Other than as described above, neither CMIII nor CVC currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of this Schedule 13D.


ITEM 5.           INTEREST IN SECURITIES OF THE COMPANY.

                  Item 5 is hereby amended and supplemented as follows:

                  (a) As of the date of this Amendment No.5, neither Citigroup nor any of its subsidiaries, including CVC, nor CMIII own any shares of Class A Common Stock. As a result of the Merger, the aggregate number of shares held by CVC and CMIII represent 0% of the outstanding Shares of Class A Common Stock.

                                                             PAGE 11 OF 21 PAGES


                  (b) As a result of the Merger, CMIII, CCI, CVC, Citibank, Citicorp, Citigroup Holdings and Citigroup may be deemed to share the voting and dispositive power of no shares of Class A Common Stock.

                                                             PAGE 12 OF 21 PAGES

                  (c) Except for the transactions contemplated by the Merger Agreement and the Voting Agreement, to the best knowledge of each Reporting Person, neither the Reporting Persons nor any of the persons named in Schedule A through C to this Schedule 13D has effected a transaction in shares of Class A Common Stock during the past 60 days (excluding transactions that may have been effected by certain subsidiaries of Citigroup for managed accounts with funds provided by third party customers).


                  (d)      Not applicable

                  (e) CMIII, CCI, CVC, Citibank, Citicorp, Citigroup Holdings and Citigroup each ceased to be the beneficial owner, either individually or in the aggregate, of more than 5% of the Class A Common Stock on August 4, 2004 as a result of the Merger.

ITEM 7.           MATERIAL TO BE FILED AS EXHIBITS.

                  Item 7 is hereby amended and supplemented as follows:

Exhibit 15  -     Joint Filing Agreement, dated as of August 23, 2004,
                  by and among Citicorp Mezzanine III, L.P., Citicorp Capital
                  Investors, Limited, Citicorp Venture Capital Ltd., Citibank,
                  N.A., Citicorp, Citigroup  Holdings Company and Citigroup
                  Inc.

Exhibit 16 Agreement and Plan of Merger and Reorganization dated as of February 10, 2004 among ST Assembly Test Services Ltd., Camelot Merger, Inc. and ChipPAC, Inc., incorporated by reference to Exhibit 16 of Amendment No. 4 to the Statement on Schedule 13D filed on Feburary 20, 2004.

Exhibit 17 Voting Agreement dated as of February 10, 2004 among ST Assembly Test Services Ltd. and the stockholders of ChipPAC, Inc. identified on the signature pages thereto, incorporated by reference to Exhibit 17 of Amendment No. 4 to the Statement on Schedule 13D filed on Feburary 20, 2004.

Exhibit 18 Letter Agreement dated as of February 10, 2004 among ChipPAC, Inc. and Citicorp Mezzanine III, L.P., incorporated by reference to Exhibit 18 of Amendment No. 4 to the Statement on Schedule 13D filed on Feburary 20, 2004.

                                                             PAGE 13 OF 21 PAGES

                                    SIGNATURE


         After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement on Schedule 13D with respect to the undersigned is true, complete and correct.

Dated:   August 23, 2004

                                       CITICORP MEZZANINE III, L.P.

                                       By:  Citicorp Capital Investors, Limited,
                                               its General Partner


                                       By:      /s/ Byron L. Knief
                                          --------------------------------------
                                          Name:  Byron L. Knief
                                          Title: President


                                       CITICORP CAPITAL INVESTORS, LIMITED


                                       By:      /s/ Anthony P. Mirra
                                          --------------------------------------
                                          Name:  Anthony P. Mirra
                                          Title: Vice President


                                       CITICORP VENTURE CAPITAL LTD.


                                       By:      /s/ Anthony P. Mirra
                                          --------------------------------------
                                          Name:  Anthony P. Mirra
                                          Title: Vice President and
                                                 Assistant Secretary


                                       CITIBANK, N.A.


                                       By:      /s/ Serena D. Moe
                                          --------------------------------------
                                          Name:  Serena D. Moe
                                          Title: Assistant Secretary


                                       CITICORP


                                       By:      /s/ Serena D. Moe
                                          --------------------------------------
                                          Name:  Serena D. Moe
                                          Title: Assistant Secretary


                                       CITIGROUP HOLDINGS COMPANY


                                       By:      /s/ Serena D. Moe
                                          --------------------------------------
                                          Name:  Serena D. Moe
                                          Title: Assistant Secretary


                                       CITIGROUP INC.


                                       By:      /s/ Serena D. Moe
                                          --------------------------------------
                                          Name:  Serena D. Moe
                                          Title: Assistant Secretary

                                                             PAGE 14 OF 21 PAGES

                                                                      SCHEDULE A

Unless otherwise indicated, each individual is a United States citizen. If no address is given, the director's or executive officer's business address is 399 Park Avenue, New York, New York 10043. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position with Citicorp Capital Investors, Limited.

Name, Title and Citizenship           Principal Occupation and Business Address
---------------------------           -----------------------------------------

William T. Comfort                    Chairman
Director and
Executive Officer

Byron L. Knief                        President
Director and
Executive Officer

David F. Thomas                       Vice President
Director and
Executive Officer

Lauren M. Connelly                    Vice President & Secretary
Executive Officer

Peter Haggerty                        Vice President & Treasurer
Executive Officer

Scott A. Lyons                        Vice President
Executive Officer

Richard E. Mayberry                   Vice President
Executive Officer

Anthony P. Mirra                      Vice President
Executive Officer

Edward C. Salvitti                    Vice President & Assistant Treasurer
Executive Officer

William H. Wolf                       Vice President & Assistant Secretary
Executive Officer

Jennifer Cappello-Ruggiero            Assistant Vice President
Executive Officer


                                                             PAGE 15 OF 21 PAGES

                                                                      SCHEDULE B


Unless otherwise indicated, each individual is a United States citizen. If no address is given, the director's or executive officer's business address is 399 Park Avenue, New York, New York 10043. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position with Citicorp Venture Capital Ltd.

Name, Title and Citizenship           Principal Occupation and Business Address
---------------------------           -----------------------------------------

William T. Comfort                    Senior Vice President
Director and
Executive Officer

David F. Thomas                       Vice President and Managing Director
Director and
Executive Officer

Michael A. Delaney                    Vice President and Managing Director
Director and
Executive Officer

Thomas F. McWilliams                  Vice President and Managing Director
Executive Officer

Paul C. Schorr                        Vice President and Managing Director
Executive Officer

John P. Civantos                      Vice President
Executive Officer

Lauren M. Connelly                    Vice President and Secretary
Executive Officer

Charles E. Corpening                  Vice President
Executive Officer

Michael S. Gollner                    Vice President
Executive Officer

Ian D. Highet                         Vice President
Executive Officer

Byron L. Knief                        Vice President
Executive Officer


                                                             PAGE 16 OF 21 PAGES

Name, Title and Citizenship           Principal Occupation and Business Address
---------------------------           -----------------------------------------

Richard E. Mayberry                   Vice President
Executive Officer

Anthony P. Mirra                      Vice President and Assistant Secretary
Executive Officer

Joseph M. Silvestri                   Vice President
Executive Officer

Michael D. Stephenson                 Vice President
Executive Officer

James A. Urry                         Vice President
Executive Officer

John D. Weber                         Vice President
Executive Officer

Jennifer Cappello-Ruggiero            Assistant Vice President
Executive Officer

Darryl A. Johnson                     Assistant Vice President
Executive Officer


                                                             PAGE 17 OF 21 PAGES

                                                                      SCHEDULE C

Unless otherwise indicated, each individual is a United States citizen. If no address is given, the directors or executive officer's business address is 399 Park Avenue, New York, New York 10043. Unless otherwise indicated, each occupation set forth opposite an individual's name refers to such individual's position with Citigroup Inc.

Name, Title and Citizenship           Principal Occupation and Business Address
---------------------------           -----------------------------------------

C. Michael Armstrong                  Retired Chairman
Director                              Hughes, AT&T and Comcast Corporations
                                      1114 Avenue of the Americas,
                                      21st Floor
                                      New York, NY 10036

Alain J. P. Belda                     Chairman & Chief Executive Officer
Director                              Alcoa Inc.
Brazil                                390 Park Avenue, 11th Floor
                                      New York, NY 10022

George David                          Chairman & Chief Executive Officer
Director                              United Technologies Corporation
                                      1 Financial Plaza
                                      Hartford, CT 06101

Kenneth T. Derr                       Chairman, Retired
Director                              ChevronTexaco Corporation
                                      345 California Street
                                      Room 3016
                                      San Francisco, CA 94104

John M. Deutch                        Institute Professor
Director                              Massachusetts Institute of Technology
                                      77 Massachusetts Avenue, Room 6-208
                                      Cambridge, MA  02139

The Honorable Gerald R. Ford          Former President of the United States
Honorary Director                     40365 Sand Dune Road
                                      Rancho Mirage, CA  92270

Roberto Hernandez                     Chairman of the Board
Director                              Banco Nacional de Mexico
Mexico                                Actuario Roberto Medellin No. 800 - 5th Floor
                                      Col. Sante Fe 01210
                                      Mexico City, Mexico


                                                             PAGE 18 OF 21 PAGES

Name, Title and Citizenship           Principal Occupation and Business Address
---------------------------           -----------------------------------------

Ann Dibble Jordan                     Consultant
Director                              2940 Benton Place, N.W.
                                      Washington, DC  20008-2718

Dudley C. Mecum                       Managing Director
Director                              Capricorn Holdings, LLC
                                      30 East Elm Street
                                      Greenwich, CT  06830

Richard D. Parsons                    Chairman and Chief Executive Officer
Director                              Time Warner Inc.
                                      75 Rockefeller Plaza, 29th Floor
                                      New York, NY  10019

Andrall E. Pearson                    Founding Chairman
Director                              Yum! Brands, Inc.
                                      41 Meadow Wood Drive
                                      Greenwich, CT  06830

Charles Prince                        Chief Executive Officer
Director and                          Citigroup Inc.
Executive Officer

Robert E. Rubin                       Member of the Office of the Chairman
Director and                          Citigroup Inc.
Executive Officer


                                                             PAGE 19 OF 21 PAGES

Name, Title and Citizenship           Principal Occupation and Business Address
---------------------------           -----------------------------------------

Franklin A. Thomas                    Consultant
Director                              TFF Study Group
                                      595 Madison Avenue, 33rd Floor
                                      New York, NY  10022

Sanford I. Weill                      Chairman
Director and                          Citigroup Inc.
Executive Officer

Robert B. Williamstad                 President and Chief Operating Officer
Director and                          Citigroup Inc.
Executive Officer

Winfried F. W. Bischoff               Chairman
Executive Officer                     Citigroup Europe
United Kingdom and Germany            33 Canada Square
                                      Canary Wharf, London E14 5LB
                                      United Kingdom

David C. Bushnell                     Senior Risk Officer
Executive Officer                     Citigroup Inc.

Michael A. Carpenter                  Chairman and Chief Executive Officer
Executive Officer                     Citigroup Global Investments

Robert Druskin                        Chief Executive Officer
Executive Officer                     Global Corporate and Investment Banking Group
                                      388 Greenwich Street, 39th Floor
                                      New York, NY 10013

Stanley Fischer                       Vice Chairman
Executive Officer                     Citigroup Inc.

William P. Hannon                     Controller and Chief Accounting Officer
Executive Officer                     Citigroup Inc.

Michael S. Helfer                     General Counsel and Corporate Secretary
Executive Officer                     Citigroup Inc.

Thomas W. Jones                       Chairman and Chief Executive Officer
Executive Officer                     Global Investment Management and Private Banking Group

Sallie L. Krawcheck                   Chairman and Chief Executive Officer
Executive Officer                     Smith Barney
                                      388 Greenwich Street, 39th Floor
                                      New York, NY 10013

Marjorie Magner                       Chairman and Chief Executive Officer
Executive Officer                     Global Consumer Group



                                                             PAGE 20 OF 21 PAGES

Name, Title and Citizenship           Principal Occupation and Business Address
---------------------------           -----------------------------------------

Deryck C. Maughan                     Vice Chairman
Executive Officer                     Citigroup Inc.

Victor J. Menezes                     Senior Vice Chairman
Executive Officer                     Citigroup Inc.

William R. Rhodes                     Senior Vice Chairman
Executive Officer                     Citigroup Inc.

Todd S. Thomson                       Chief Financial Officer
Executive Officer                     Citigroup Inc.


                                                             PAGE 21 OF 21 PAGES

                                  EXHIBIT INDEX


EXHIBIT NO.

Exhibit 15. Joint Filing Agreement, dated as of August 23, 2004, by and among Citicorp Mezzanine III, L.P., Citicorp Capital Investors, Limited, Citicorp Venture Capital Ltd., Citibank, N.A., Citicorp, Citigroup Holdings Company and Citigroup Inc.

Exhibit 16 Agreement and Plan of Merger and Reorganization dated as of February 10, 2004 among ST Assembly Test Services Ltd., Camelot Merger, Inc. and ChipPAC, Inc., incorporated by reference to Exhibit 16 of Amendment No. 4 to the Statement on Schedule 13D filed on Feburary 20, 2004.

Exhibit 17 Voting Agreement dated as of February 10, 2004 among ST Assembly Test Services Ltd. and the stockholders of ChipPAC, Inc. identified on the signature pages thereto, incorporated by reference to Exhibit 17 of Amendment No. 4 to the Statement on Schedule 13D filed on Feburary 20, 2004.

Exhibit 18        Letter Agreement dated as of February 10, 2004 among
                  ChipPAC, Inc. and Citicorp Mezzanine III, L.P., incorporated by reference to Exhibit 18 of Amendment No. 4 to the Statement on Schedule 13D filed on Feburary 20, 2004.